Advantest Corporation (FY2012 Q3)
FY2012 Third Quarter Consolidated Financial Results
(Advantest’s consolidated financial statements are prepared in accordance with U.S. GAAP)
(Period ended December 31, 2012)
(Unaudited)

January 30, 2013
Company name	:	Advantest Corporation
(URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Haruo Matsuno, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Director, Managing Executive Officer and Executive Vice President, Corporate Administration Group
(03) 3214-7500
Quarterly Report Filing Date (as planned)	:	February 14, 2013
Quarterly Results Supplemental Materials	:	Yes
Quarterly Results Presentation Meeting	:	Yes

(Rounded to the nearest million yen)
1. Consolidated Results of FY2012 Q3 (April 1, 2012 through December 31, 2012)
(1)      Consolidated Financial Results（Accumulated）
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2012 Q3	97,186	2.1	824	－	108	－	(1,917)	－
FY2011 Q3	95,155	22.7	(5,323)	－	(8,089)	－	(7,732)	－
(Note) Comprehensive income (loss): FY2012 Q3 (Y) 5,458 million (-%); FY2011 Q3 (Y) (12,868) million (-%)

	Net income (loss) per share - basic		Net income (loss) per share- diluted
		Yen		Yen
FY2012 Q3	(11.05)		(11.05)
FY2011 Q3	(44.62)		(44.62)

(2)      Consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio
		Million yen		Million yen		%
FY2012 Q3	216,093		134,409		62.2
FY2011	219,226		131,552		60.0

2. Dividends

	Dividend per share
(Record Date)	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2011	－	5.00	－	10.00	15.00
FY2012	－	10.00	－	N/A	N/A
FY2012 (forecast)	N/A	N/A	N/A	10.00	20.00
(Note) Revision of dividends forecast for this period: No

Advantest Corporation (FY2012 Q3)

3. Projected Results for FY2012 (April 1, 2012 through March 31, 2013)
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income
	Million yen	%	Million yen	%
FY2012	132,000	(6.4)	2,500	198.6

(Note) Revision of earnings forecast for this period: Yes

4. Others
(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): Yes
Newly included None; Excluded 3 (Advantest America Corporation (Holding Co.), Advantest America, Inc., Verigy Ltd.)
(Note) Please see “Business Results” 2. Others on page 7 for details.

(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes
(Note) Please see “Business Results” 2. Others on page 7 for details.

(3)	Accounting changes:
1)	Changes based on revisions of accounting standard: Yes
2)	Changes other than 1) above: No
(Note) Please see “Business Results” 2. Others on page 7 for details.

(4)	Number of issued and outstanding stock (common stock):
1)	Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
FY2012 Q3 199,566,770 shares; FY2011 199,566,770 shares.
2)	Number of treasury stock at the end of each fiscal period:
FY2012 Q3 25,958,093 shares; FY2011 26,295,390 shares.
3)	Average number of outstanding stock for each period (cumulative term):
FY2012 Q3 173,382,196 shares; FY2011 Q3 173,271,828 shares.

Status of Quarterly Review Procedures
This quarterly financial results report is not subject to quarterly review procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, such quarterly review procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activities, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2012 Q3)

Contents

1.	Business Results		P. 4
	(1)	Analysis of Business Results	P. 4
	(2)	Analysis of Financial Condition	P. 6
	(3)	Prospects for the Current Fiscal Year	P. 6
2.	Others		P. 7
	(1)	Material Changes in Subsidiaries during This Period	P. 7
	(2)	Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements	P. 7
	(3)	Accounting Changes	P. 7
3.	Consolidated Financial Statements and Other Information		P. 8
	(1)	Consolidated Balance Sheets (Unaudited)	P. 8
	(2)	Consolidated Statements of Operations (Unaudited)	P.10
	(3)	Consolidated Statements of Comprehensive Income (Loss) (Unaudited)	P.12
	(4)	Consolidated Statements of Cash Flows (Unaudited)	P.13
	(5)	Notes on Going Concern	P.14
	(6)	Segment Information	P.14
	(7)	Notes on Significant Changes to Stockholders’ Equity	P.15

Advantest Corporation (FY2012 Q3)

1.  Business Results

(1) Analysis of Business Results
Consolidated Financial Results of FY2012 Q3 (April 1, 2012 through December 31, 2012)
(in billion yen)
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders received	91.9	95.9	4.3％
Net sales	95.2	97.2	2.1％
Operating income (loss)	(5.3)	0.8	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(8.1)	0.1	－
Net loss	(7.7)	(1.9)	－
   (Results of operations of Verigy, which was acquired by Advantest in July 2011, were included in the financial results from the second quarter of the fiscal year 2011.)

During the nine months through FY2012 Q3 (cumulative), while there was recovery in certain areas, the global economy did not experience a strong recovery. The US economy recovered steadily, but such factors as fears of the “fiscal cliff” are keeping recovery to a slow pace. In the EU, as the vicious cycle of government austerity measures and a weakening macroeconomic environment continues, it appears that demand will remain tepid for some time. In China and in other emerging economies, the pace of growth decelerated further.
In the semiconductor and related markets, the dropping demand for PCs, which has been the key driver for the semiconductor market, and stalling of demand in the consumer electronics market hindered overall growth. As a result, total semiconductor sales fell compared to last year. However, demand for mobile devices, including smart phones and media tablets, continues to grow strongly. Therefore, production expansion for application processors, baseband processors and other semiconductor components that are used in mobile devices continued.
In this environment, Advantest has been striving to capture test system demand for mobile device-use semiconductors and achieve its earnings growth.
As a result of the above, orders received was (Y) 95.9 billion (a 4.3% increase in comparison to the corresponding period of the previous fiscal year) and net sales were (Y) 97.2 billion (a 2.1% increase in comparison to the corresponding period of the previous fiscal year). Operating income was (Y) 800 million, income before income taxes and equity in earnings of affiliated companies was (Y) 100 million, and net loss was (Y) 1.9 billion. The percentage of net sales to overseas customers was 89.8%, compared to 87.8% in the corresponding period of the previous year.

  Conditions of business are described below.

Advantest Corporation (FY2012 Q3)

<Semiconductor and Component Test System Segment>
(in billion yen)
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders received	72.8	72.4	(0.7％)
Net sales	70.3	73.8	5.0％
Operating income	1.7	9.0	441.7％
In the Semiconductor and Component Test System segment, increasing demand for test systems for semiconductors that are installed in mobile devices drove the overall improvement of the result. In particular, there was a robust demand for the V93000 test system that is strong in telecommunications chip applications, and test systems for LCD driver chips. However, demand for memory device test systems and test systems for microprocessors remained low due to the slow PC sales.
As a result of the above, orders received was (Y) 72.4 billion (a 0.7% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 73.8 billion (a 5.0% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 9.0 billion (a 441.7% increase in comparison to the corresponding period of the previous fiscal year).

< Mechatronics System segment＞
(in billion yen)
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders received	11.9	10.1	(15.1％)
Net sales	14.5	10.7	(26.7％)
Operating loss	(0.7)	(3.1)	－
In the Mechatronics System segment, demand for test handlers and device interface products continued to be slow, as these products are highly susceptible to memory device test system demand, which continued to fall.
As a result of the above, orders received was (Y) 10.1 billion, (a 15.1% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 10.7 billion (a 26.7% decrease in comparison to the corresponding period of the previous fiscal year), and  operating loss was (Y) 3.1  billion.

<Services, Support and Others Segment>
(in billion yen)
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders received	12.4	14.0	13.2％
Net sales	13.6	14.6	6.8％
Operating income	1.1	0.5	(57.5％)
In the Services, Support and Others segment, demand for service and support products has experienced steady growth, due to the fact that the number of installed Advantest test systems has increased over the past fiscal year.
As a result of the above, orders received was (Y) 14.0 billion (a 13.2% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y)14.6 billion (a 6.8% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 500 million (a 57.5% decrease in comparison to the corresponding period of the previous fiscal year).

Advantest Corporation (FY2012 Q3)

(2) Analysis of Financial Condition
Total assets at December 31, 2012 amounted to (Y) 216.1 billion, a decrease of (Y) 3.1 billion compared to March 31, 2012, primarily due to a decrease of (Y) 14.6 billion in cash and cash equivalents and an increase of (Y) 5.1 billion and (Y) 4.8 billion in property, plant and equipment and inventory, respectively. The amount of total liabilities was (Y) 81.7 billion, a decrease of (Y) 6.0 billion compared to March 31, 2012, primarily due to a decrease of (Y) 25.0 billion and (Y) 5.2 billion in short term debt and accrued expenses, respectively, and an increase of (Y) 25.0 billion in corporate bonds. Stockholders’ equity was (Y) 134.4 billion. Equity to assets ratio was 62.2%, an increase of 2.2 percentage points from March 31, 2012.

(Cash Flow Condition)
Cash and cash equivalents held at December 31, 2012 were (Y) 43.6 billion, a decrease of (Y) 14.6 billion from March 31, 2012. Significant cash flows during the nine-month period of this fiscal year and their causes are described below.
Net cash used in operating activities was (Y) 3.3 billion (net cash inflow (Y) 5.3 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to a decrease of (Y) 5.3 billion and (Y) 4.6 billion in accrued expenses and trade accounts payable, respectively.
Net cash used in investing activities was (Y) 9.6 billion (net cash outflow (Y) 36.9 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to payments for acquisition of tangible fixed assets in the amount of (Y) 9.5 billion.
Net cash used in financing activities was (Y) 3.0 billion (net cash inflow (Y) 25.7 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to payment of short term debt in the amount of (Y) 25.0 billion, proceeds from issuance of corporate bonds in the amount of (Y) 25.0 billion and dividends paid of (Y) 3.4 billion.

(3) Prospects for the Current Fiscal Year
Advantest has placed completing the integration with Verigy, acquired in 2011, and “Advantest Culture Transformation,” or the combination of the two corporate cultures, as management’s top priority as the springboard for future innovation.  Using the first letters of this cultural combination effort, and combining it with the word “to act”, Advantest launched its company-wide initiative, the ACT 2014 program, starting with this fiscal year.  Under the ACT 2014 program, in order to work towards further sustainable growth over the mid- to long-term, Advantest has set three management targets of “Revenues of (Y)250 Billion”, “Over 20% Operating Margin”, and “Over 50% Total Market Share in Semiconductor Test Systems and Test Handlers”. All Advantest employees are working in unison to reach these goals by FY2014.
In the current fiscal year, PC demand remains poor and the customers’ appetite for capital investment has lost impetus due to the adjustment of production of certain smart phone models at the end of 2012. Reflecting current conditions, Advantest has revised estimates for the full fiscal year to net sales of (Y) 132.0 billion, and operating income of (Y) 2.5 billion.
Advantest has established “Working Together, We Can Do Better” as its slogan for 2013, as a motivation for the employees to stand up to the current unfavorable environment. Advantest is also working to accelerate the pace of its business structure transformation under the five policy themes of 1. Expand Market Share, 2. Grow Core Peripherals Business, 3. Increase Profitability of Installed Base, 4. Create Comprehensive New Markets, and 5. Nurture New Businesses. Through these five themes Advantest aims to increase profitability going forward and build a platform for sustainable growth for the mid to long term.

Advantest Corporation (FY2012 Q3)

2.  Others
(1) Material Changes in Subsidiaries during This Period
Excluded 3
1) Company name: Advantest America Corporation (Holding Co.)
Advantest America Corporation (Holding Co.) was merged into the Company’s subsidiary, Verigy US, Inc. Also, the trade name was changed to “Advantest America, Inc.” on April 1, 2012.

2) Company name: Advantest America, Inc.
Advantest America, Inc. was merged into the Company’s subsidiary, Verigy US, Inc. Also, the trade name was changed to “Advantest America, Inc.” on April 1, 2012.

3) Company name: Verigy Ltd.
Verigy Ltd. was merged into the Company’s subsidiary, Advantest (Singapore) Pte. Ltd.

(2) Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements:
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the cumulative third quarter, its best estimate of the annual effective tax rate for the full fiscal year and uses that rate to provide for income taxes on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences and carryforwards, and the effects of valuation allowances for deferred tax assets.

(3) Accounting Changes:
In June 2011, the FASB amended the accounting guidance for the presentation of comprehensive income. This new guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity and provides the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB deferred the effective date for presentation of reclassifications out of accumulated other comprehensive income. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The guidance was adopted by Advantest in the first quarter beginning April 1, 2012. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

In September 2011, the FASB amended the accounting guidance for testing goodwill for impairment. This new guidance gives entities the option to perform the two-step process only if they first perform a qualitative assessment and concludes that it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The guidance was adopted by Advantest in the first quarter beginning April 1, 2012. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

Advantest Corporation (FY2012 Q3)

3. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2012	December 31, 2012

Current assets:
Cash and cash equivalents	¥58,218	43,610
Trade receivables, net	24,119	23,226
Inventories	29,836	34,629
Other current assets	6,522	8,372

Total current assets	118,695	109,837

Investment securities	5,929	5,090
Property, plant and equipment, net	34,206	39,281
Intangible assets, net	15,794	15,134
Goodwill	36,496	38,411
Other assets	8,106	8,340

Total assets	¥219,226	216,093

Advantest Corporation (FY2012 Q3)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2012	December 31, 2012

Current liabilities:
Trade accounts payable	¥15,659	11,892
Short term debt	25,000	—
Accrued expenses	12,068	6,846
Accrued warranty expenses	2,129	1,934
Customer prepayments	2,228	2,424
Other current liabilities	3,288	5,904

Total current liabilities	60,372	29,000

Corporate bonds	—	25,000
Accrued pension and severance costs	23,444	24,045
Other liabilities	3,858	3,639

Total liabilities	87,674	81,684

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	42,280	42,634
Retained earnings	179,081	172,930
Accumulated other comprehensive income (loss)	(22,574)	(15,199)
Treasury stock	(99,598)	(98,319)

Total stockholders’ equity	131,552	134,409

Total liabilities and stockholders’ equity	¥219,226	216,093

Advantest Corporation (FY2012 Q3)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2011	December 31, 2012

Net sales	¥95,155	97,186
Cost of sales	51,498	46,049

Gross profit	43,657	51,137

Research and development expenses	21,512	24,200
Selling, general and administrative expenses	27,468	26,113

Operating income (loss)	(5,323)	824

Other income (expense):
Interest and dividend income	291	159
Interest expense	(110)	(97)
Other, net	(2,947)	(778)

Total other income (expense)	(2,766)	(716)

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(8,089)	108

Income taxes (benefit)	(358)	2,059
Equity in earnings (loss) of affiliated company	(1)	34

Net income (loss)	¥(7,732)	(1,917)

	Yen
	Nine months ended	Nine months ended
	December 31, 2011	December 31, 2012

Net income (loss) per share:
Basic	¥(44.62)	(11.05)
Diluted	(44.62)	(11.05)

Advantest Corporation (FY2012 Q3)

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2011	December 31, 2012

Net sales	¥30,695	24,628
Cost of sales	17,299	11,551

Gross profit	13,396	13,077

Research and development expenses	7,688	7,526
Selling, general and administrative expenses	8,748	8,096

Operating income (loss)	(3,040)	(2,545)

Other income (expense):
Interest and dividend income	106	68
Interest expense	(44)	(37)
Other, net	(438)	(495)

Total other income (expense)	(376)	(464)

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(3,416)	(3,009)

Income taxes (benefit)	(189)	431
Equity in earnings (loss) of affiliated company	34	4

Net income (loss)	¥(3,193)	(3,436)

	Yen
	Three months ended	Three months ended
	December 31, 2011	December 31, 2012

Net income (loss) per share:
Basic	¥(18.43)	(19.80)
Diluted	(18.43)	(19.80)

Advantest Corporation (FY2012 Q3)

(3) Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2011	December 31, 2012

Comprehensive income (loss)
Net income (loss)	¥(7,732)	(1,917)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(4,975)	7,345
Net unrealized gains (losses) on investment securities：
Net unrealized gains (losses) arising
during the period	(1,076)	(605)
Less reclassification adjustments for net
gains (losses) realized in earnings	813	251
Net unrealized gains (losses)	(263)	(354)

Pension related adjustments	165	384
Net unrealized gains (losses) on derivative instruments	(63)	-

Total other comprehensive income (loss)	(5,136)	7,375

Total comprehensive income (loss)	¥(12,868)	5,458

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2011	December 31, 2012

Comprehensive income (loss)
Net income (loss)	¥(3,193)	(3,436)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	1,109	13,201
Net unrealized gains (losses) on investment securities：
Net unrealized gains (losses) arising
during the period	54	208
Less reclassification adjustments for net
gains (losses) realized in earnings	128	-
Net unrealized gains (losses)	182	208

Pension related adjustments	11	(23)
Net unrealized gains (losses) on derivative instruments	2	-

Total other comprehensive income (loss)	1,304	13,386

Total comprehensive income (loss)	¥(1,889)	9,950

Advantest Corporation (FY2012 Q3)

(4) Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2011	December 31, 2012

Cash flows from operating activities:
Net income (loss)	¥(7,732)	(1,917)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	4,958	5,828
Deferred income taxes	(1,186)	(449)
Stock option compensation expense	408	581
Impairment losses on investment securities	1,454	388
Changes in assets and liabilities:
Trade receivables	6,202	2,201
Inventories	444	(3,980)
Trade accounts payable	(325)	(4,624)
Accrued expenses	(2,308)	(5,296)
Accrued pension and severance costs	179	952
Other	3,240	2,980

Net cash provided by (used in) operating activities	5,334	(3,336)

Cash flows from investing activities:
(Increase) decrease in short-term investments	14,375	-
Proceeds from sale of available-for-sale securities	10,262	-
Acquisition of subsidiary, net of cash acquired	(57,145)	-
Proceeds from sale of property, plant and equipment	67	30
Purchases of property, plant and equipment	(4,303)	(9,527)
Purchases of intangible assets	(234)	(323)
Other	34	201

Net cash provided by (used in) investing activities	(36,944)	(9,619)

Cash flows from financing activities:
Increase (decrease) in short term debt	41,146	(25,000)
Proceeds from issuance of corporate bonds	-	25,000
Redemption of senior convertible notes of acquired subsidiary	(13,742)	-
Dividends paid	(1,678)	(3,356)
Other	(12)	334

Net cash provided by (used in) financing activities	25,714	(3,022)

Net effect of exchange rate changes on cash and cash equivalents	(4,037)	1,369

Net change in cash and cash equivalents	(9,933)	(14,608)

Cash and cash equivalents at beginning of period	75,323	58,218

Cash and cash equivalents at end of period	¥65,390	43,610

Advantest Corporation (FY2012 Q3)

(5) Notes on Going Concern: None

(6) Segment Information
	Yen (Millions)
	Nine months ended December 31, 2011
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥67,016	14,513	13,626	－	95,155
Inter-segment sales	3,267	36	－	(3,303)	－
Net sales	70,283	14,549	13,626	(3,303)	95,155
Operating income (loss) before stock option compensation expense	1,667	(736)	1,149	(6,995)	(4,915)
Adjustment:
Stock option compensation expense					408
Operating income (loss)					¥(5,323)

	Yen (Millions)
	Nine months ended December 31, 2012
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥72,505	10,122	14,559	－	97,186
Inter-segment sales	1,283	543	－	(1,826)	－
Net sales	73,788	10,665	14,559	(1,826)	97,186
Operating income (loss) before stock option compensation expense	9,027	(3,135)	488	(4,975)	1,405
Adjustment:
Stock option compensation expense					581
Operating income (loss)					¥824

Advantest Corporation (FY2012 Q3)

	Yen (Millions)
	Three months ended December 31, 2011
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥20,352	4,472	5,871	－	30,695
Inter-segment sales	229	2	－	(231)	－
Net sales	20,581	4,474	5,871	(231)	30,695
Operating income (loss) before stock option compensation expense	(2,477)	(415)	1,021	(979)	(2,850)
Adjustment:
Stock option compensation expense					190
Operating income (loss)					¥(3,040)

	Yen (Millions)
	Three months ended December 31, 2012
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥17,229	2,491	4,908	－	24,628
Inter-segment sales	121	－	－	(121)	－
Net sales	17,350	2,491	4,908	(121)	24,628
Operating income (loss) before stock option compensation expense	17	(1,179)	234	(1,327)	(2,255)
Adjustment:
Stock option compensation expense					290
Operating income (loss)					¥(2,545)

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

(7) Notes on Significant Changes to Stockholders’ Equity: None